Exhibi 99.1

JD.com Announces Second Quarter 2015 Results

Beijing, China-—August 7, 2015-—JD.com, Inc. (NASDAQ: JD), China’s largest online direct sales company, today announced its unaudited financial results for the quarter ended June 30, 2015.

Second Quarter 2015 Highlights1

•                                          Net revenues for the second quarter of 2015 were RMB45.9 billion (US$7.4 billion), an increase of 61% from the second quarter of 2014. Net revenues from services and others for the second quarter of 2015 were RMB3.3 billion (US$0.5 billion), an increase of 108% from the second quarter of 2014.

•                                          Net loss for the second quarter of 2015 was RMB510.4 million (US$82.3 million) and net margin was negative 1.1%. Non-GAAP net loss2 for the second quarter of 2015 was RMB15.7 million (US$2.5 million) and non-GAAP net margin was negative 0.03%.

•                                          GMV for the second quarter of 2015 was RMB114.5 billion (US$18.5 billion), an increase of 82% compared with the second quarter of 2014. JD Mall GMV for the second quarter of 2015 increased by 92% year-over-year.

•                                          Annual active customer accounts3 increased by 72% to 118.0 million in the 12 months ended June 30, 2015 from 68.5 million in the 12 months ended June 30, 2014.

•                                          Fulfilled orders in the second quarter of 2015 were 305.6 million, an increase of 87% from 163.7 million for the same period in 2014. Fulfilled orders placed through mobile accounted for approximately 47% of total orders fulfilled in the second quarter of 2015, an approximately 290% increase compared to the same period in 2014.

“We are pleased to report a strong performance for the second quarter, as China’s consumers increasingly look to JD.com for authentic products and the best online shopping experience,” said Richard Liu, founder and Chief Executive Officer of JD.com. “During the quarter, we enhanced our mobile offering, partnered with premium international brands and expanded our JD Worldwide cross-border e-commerce initiative. Looking ahead, we will focus on serving Chinese consumers by investing in innovative business initiatives that leverage JD.com’s core expertise in e-commerce and logistics.”

1  The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this press release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2015, which was RMB6.2000 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

2  As used in this press release, non-GAAP net income/(loss) is defined to exclude share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees and the reconciling items on the share of equity method investments from net loss, and non-GAAP net margin is calculated by dividing non-GAAP net income/(loss) by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces, which include Paipai.com since the third quarter of 2014.

“We are encouraged by another quarter of strong top-line growth, led by our JD Mall business,” said Sidney Huang, JD.com’s Chief Financial Officer. “China’s e-commerce market remains extremely dynamic and in order to achieve long-term sustainable growth and economies of scale, we will continue to invest selectively in high-growth initiatives while maintaining our focus on customer experience and operating efficiency.”

Announcement on Yonghui Investment

On August 7, the Company entered into definitive agreements with Yonghui Superstores Co., Ltd, a leading hypermarket and supermarket operator in China. Under the agreements entities within the Company group will subscribe for newly issued ordinary shares of Yonghui at a purchase price of RMB9.00 (approximately US$1.45) per share with a total consideration of RMB4.31 billion (approximately US$700 million). Upon the completion of the transaction, the Company will hold a 10% equity interest in Yonghui and have the right to nominate two directors (including one independent director) on Yonghui’s board of directors. In addition, the Company and Yonghui have formed a strategic partnership to strengthen supply chain management capability primarily through joint procurement, and will continue to explore development opportunities in O2O initiatives and other areas of potential strategic cooperation.

Recent Business Developments

•                      In June and July, JD.com launched Japanese Mall, Australian Mall and U.S. Mall, three new channels on JD Worldwide dedicated to offering authentic imported products to customers in China. They join Korean Mall and French Mall, both of which launched in the first quarter of 2015.

•                      In early May, as part of JD.com’s O2O strategy, JD Daojia officially launched its crowdsourced delivery platform, which leverages part-time delivery people to provide two-hour grocery delivery service in partnership with offline stores in selected urban areas.

•                      Leveraging its cold chain delivery capability, for a limited time in June JD.com offered delivery of unpasteurized “original beer” to customers in six cities including Beijing, Shanghai, Tianjin, Langfang, Suzhou and Jiaxing, featuring brands including Tsingtao and Suntory.

•                      As of June 30, over 90% of JD Crowdfunding projects have been successfully financed, including over one hundred projects above the one million RMB level.

•                      In May, JD.com led a US$70 million Series C round of investment in FruitDay, a leading fresh produce e-retailer in China.

•                      During the second quarter, JD.com extended its leadership in fulfillment capabilities among e-commerce companies in China. As of June 30, 2015, JD.com operated 166 warehouses in 44 cities and a total of 4,142 delivery stations and pickup stations and its delivery network covered 2,043 counties and districts. JD.com’s 211 same-day and next-day delivery program covered 135 and 951 counties and districts, respectively, as of July 31, 2015.

•                      JD.com had approximately 76,000 merchants on its online marketplace and a total of 84,322 full-time employees as of June 30, 2015.

Second Quarter 2015 Financial Results

GMV and Net Revenues.  GMV for the second quarter of 2015 was RMB114.5 billion (US$18.5 billion), up 82% from the second quarter of 2014. GMV from the online direct sales and online marketplace businesses totaled RMB64.7 billion and RMB49.8 billion, respectively, in the second quarter of 2015, an increase of 65% and 110%, respectively, from the second quarter of 2014. GMV from electronics and home appliance products was RMB59.0 billion in the second quarter of 2015, an increase of 70% from the second quarter of 2014, while GMV from general merchandise and others was RMB55.5 billion in the second quarter of 2015, an increase of 97% from the second quarter of 2014. As a percentage of total GMV, GMV from general merchandise and others increased to 48.5% in the second quarter of 2015 from 44.8% in the second quarter of 2014.

For the second quarter of 2015, JD.com reported net revenues of RMB45.9 billion (US$7.4 billion), representing a 61% increase from the same period in 2014. The increases in GMV and net revenues were primarily due to the growth in active customer accounts and the number of fulfilled orders in the second quarter of 2015. Net revenues from online direct sales increased by 58%, while net revenues from services and others increased by 108% in the second quarter of 2015, as compared to the second quarter of 2014, primarily due to the increased revenues from the Company’s rapidly expanding online marketplace and third-party logistics services.

Cost of Revenues.  Cost of revenues increased by 57% to RMB40.0 billion (US$6.5 billion) in the second quarter of 2015 from RMB25.5 billion in the second quarter of 2014. The increase was primarily due to the growth of the Company’s direct sales business and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 62% to RMB3.3 billion (US$0.5 billion) in the second quarter of 2015 from RMB2.0 billion in the second quarter of 2014. This increase was primarily due to the increase in the number of fulfillment employees associated with the expansion of the Company’s fulfillment infrastructure to smaller cities as well as the expansion of delivery services provided to merchants on the Company’s marketplace.

Marketing Expenses.  Marketing expenses increased by 86% to RMB2.0 billion (US$0.3 billion) in the second quarter of 2015 from RMB1.1 billion in the second quarter of 2014. The increase of marketing expenses was primarily due to the increased brand advertising and other marketing activities, including advertising expenditure on both online and offline channels for the special promotional campaigns in June 2015 to celebrate our anniversary.

Technology and Content Expenses.  Technology and content expenses increased by 87% to RMB784.6 million (US$126.6 million) in the second quarter of 2015 from RMB420.0 million in the second quarter of 2014. This increase was primarily due to an increase in the number of technology employees, which included the addition of research and development talent, as well as senior technology employees hired to continuously improve the Company’s mobile and big data technologies.

General and Administrative Expenses.  General and administrative expenses increased by 35% to RMB614.1 million (US$99.0 million) in the second quarter of 2015 from RMB455.4 million in the second quarter of 2014. Non-GAAP general and administrative expenses4 increased by 67% to RMB429.4 million (US$69.3 million) in the second quarter of 2015 from RMB257.0 million in the second quarter of 2014. The increase of non-GAAP general and administrative expenses was generally in line with our expanded scale of operations.

4  As used in this press release, non-GAAP operating expenses are defined to exclude share-based compensation and amortization of intangible assets resulting from assets and business acquisitions from operating expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Net Loss and Non-GAAP Net Loss.  Net loss for the second quarter of 2015 was RMB510.4 million (US$82.3 million), compared to RMB582.5 million for the same period last year. Non-GAAP net loss for the second quarter of 2015 was RMB15.7 million (US$2.5 million) as compared to RMB11.8 million in the second quarter of 2014. Non-GAAP net margin for the second quarter of 2015 was negative 0.03% as compared to negative 0.04% in the second quarter of 2014.

Net Loss Per ADS5 and Non-GAAP Net Loss Per ADS6.  Net loss per ADS for the second quarter of 2015 was RMB0.37 (US$0.06), compared to RMB5.86 for the second quarter of 2014. Non-GAAP net loss per ADS for the second quarter of 2015 was RMB0.01 (US$0.00) as compared to RMB0.01 in the second quarter of 2014.

Cash Flow and Working Capital

As of June 30, 2015, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB25.2 billion (US$4.1 billion), and fair value of our investments in publicly listed companies (within investment in equity investees and investment securities) totaled RMB8.9 billion (US$1.4 billion).

	For the three months ended
	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	USD
	(In thousands)
Net cash provided by/(used in) operating activities	(78,507)	737,448	118,943
Add: Impact from internet financing activities[7]	911,757	5,082,783	819,804
Less: Capital expenditures	(618,375)	(1,094,611)	(176,550)
Free cash inflow	214,875	4,725,620	762,197

Accounts payable primarily include accounts payable to suppliers associated with the Company’s online direct sales business and those to third-party sellers on the Company’s online marketplace. From late 2013, the Company started to provide supply chain financing to the Company’s suppliers of the online direct sales business. As of June 30, 2015 and December 31, 2014, the balances of financing provided to the Company’s suppliers that affected accounts payable balances amounted to RMB3.9 billion (US$0.6 billion) and RMB1.5 billion, respectively. The Company’s accounts payable turnover days8 for the online direct sales business excluding the impact from supply chain financing were 42.5 days in the second quarter of 2015 and 40.7 days in the second quarter of 2014.

5  Each ADS represents two class A ordinary shares.

6  As used in this press release, non-GAAP net income/(loss) per weighted average shares is calculated by dividing non-GAAP net income/(loss) by the weighted average number of shares of permanent equity securities outstanding during the period. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per weighted average shares multiplied by two.

7  Internet financing activities include financial products, primarily “Jingbaobei,” “Jingxiaodai” and “JD Baitiao,” the Company provides to suppliers, merchants and customers.

8  As used in this press release, accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period.

Net inventories increased to RMB17.7 billion (US$2.9 billion) as of June 30, 2015 from RMB12.2 billion as of December 31, 2014. Inventory turnover days9 were 34.5 days in the second quarter of 2015 and 34.3 days in the second quarter of 2014.

Transaction with Tuniu Corporation (“Tuniu”)

On May 8, 2015, JD.com and Tuniu entered into a series of share subscription and business cooperation agreements to jointly provide superior leisure travel products and high-quality online travel shopping experience, pursuant to which the Company subscribed to 65,625,000 newly issued ordinary shares of Tuniu. Together with the previously held 12,436,780 ordinary shares of Tuniu, upon completion of the transaction on May 22, 2015, JD.com held approximately 28% of Tuniu’s issued and outstanding shares, and adopted equity method of accounting to account for such investments. JD.com will report its interest in Tuniu one quarter in arrears, which will enable the Company to provide its financial disclosure independent of Tuniu’s reporting schedule.

CEO Compensation

In May 2015, the board of directors approved a 10-year compensation plan for Mr. Richard Qiangdong Liu, the Company’s chairman and chief executive officer. Under this plan, Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the 10-year period. He has been granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company, representing approximately 0.9% of the Company’s total shares outstanding, at an exercise price of $16.70 per share (or $33.40 per ADS) under the Company’s Share Incentive Plan, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. The Company will not grant any additional equity incentive to Mr. Liu during the 10-year period.

Appointment of Chief Public Affairs Officer

As part of an organizational restructuring implemented to efficiently manage the continued rapid growth of the Company, JD.com today announced the appointment of Ye Lan to the position of Chief Public Affairs Officer, effective immediately. In his new role, Mr. Lan’s responsibilities will include overseeing a number of key operational areas, including the Company’s public affairs team.

In his previous position, Mr. Lan served as JD.com’s Chief Marketing Officer beginning in 2012 and was instrumental in driving the Company’s sales and marketing performance.

Third Quarter 2015 Guidance

Net revenues for the third quarter of 2015 are expected to be between RMB43.2 billion and RMB44.7 billion, representing a growth rate between 49% and 54% compared with the third quarter of 2014. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

9  As used in this press release, inventory turnover days for a given period are equal to average inventory balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period.

Conference Call

JD.com’s management will hold a conference call at 7:30 am Eastern Time on August 7, 2015 (7:30 pm Beijing/ Hong Kong Time on August 7, 2015) to discuss the second quarter 2015 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-855-298-3404 or +1-631-5142-526
Hong Kong	800-905-927 or +852-5808-3202
Mainland China	400-1200-539
International	+65-6823-2299
Passcode:	6862870

A replay of the conference call may be accessed by phone at the following numbers until August 14, 2015:

US Toll Free:	+1-866-846-0868
International	+61-2-9641-7900
Passcode:	6862870

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.jd.com.

About JD.com, Inc

JD.com, Inc. is China’s leading online direct sales company and the country’s largest Internet company by revenue. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any e-commerce company in China. JD.com operated 7 fulfillment centers and a total of 166 warehouses in 44 cities, and in total 4,142 delivery stations and pickup stations in 2,043 counties and districts across China, staffed by its own employees. JD.com is a proud member of the NASDAQ100.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP net income/(loss), non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating expenses as operating expenses excluding share-based compensation and amortization of intangible assets resulting from assets and business acquisitions. The Company defines non-GAAP net income/(loss) as net loss excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees and the reconciling items on the share of equity method investments. The Company defines free cash flow as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchases of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights. The Company defines non-GAAP EBITDA as income/(loss) from operations excluding share-based compensation, depreciation and amortization, and recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP operating expenses enable management to assess operating results without considering the impact of share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are non-cash charges. Non-GAAP net income/(loss) enable management to assess operating results without considering the impact of these non-cash charges and recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees and the reconciling items on the share of equity method investments. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from internet financing activities and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. Non-GAAP EBITDA enables management to assess operating results without considering the impact of share-based compensation, depreciation and amortization, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP operating expenses and non-GAAP net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees and the reconciling items on the share of equity method investments have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP net income/(loss). One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. One of the key limitations of using non-GAAP EBITDA is that it does not reflect all items of income and expense that affect operations. Share-based compensation, depreciation and amortization and recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP EBITDA. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

Investor Relations

Ruiyu Li
Director of Investor Relations

+86 (10) 5895-5597

IR@JD.com

Media

Josh Gartner
Senior Director of International Communications

+86 (10) 5895-9315 (China)

+1 (914) 439-5315 (US)

Press@JD.com

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	16,914,651	17,536,783	2,828,513
Restricted cash	3,038,286	1,376,508	222,017
Short-term investments	12,161,643	6,272,108	1,011,630
Accounts receivable, net	2,436,256	5,405,337	871,829
Advance to suppliers	930,026	1,366,695	220,435
Inventories, net	12,190,843	17,701,651	2,855,105
Loan receivables	123,344	796,839	128,522
Prepayments and other current assets	1,734,334	1,142,069	184,204
Amount due from related parties	412,314	829,995	133,870
Total current assets	49,941,697	52,427,985	8,456,125

Non-current assets:
Property, equipment and software, net	2,408,438	3,184,132	513,570
Construction in progress	1,928,899	2,377,133	383,409
Land use rights, net	1,067,253	1,803,761	290,929
Intangible assets, net	6,877,947	6,151,768	992,221
Goodwill	2,622,470	2,622,470	422,979
Investment in equity investees	586,959	10,765,158	1,736,316
Investment securities	434,118	1,141,815	184,164
Other non-current assets	625,391	769,901	124,178
Total non-current assets	16,551,475	28,816,138	4,647,766

Total assets	66,493,172	81,244,123	13,103,891

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	USD
LIABILITIES
Current liabilities:
Short-term bank loans	1,890,771	1,330,973	214,673
Accounts payable	16,363,671	25,525,156	4,116,961
Advances from customers	4,666,660	6,985,887	1,126,756
Deferred revenues	157,080	882,070	142,269
Taxes payable	236,160	799,564	128,962
Amount due to related parties	325,119	356,450	57,492
Accrued expenses and other current liabilities	5,311,832	5,696,854	918,847
Deferred tax liabilities	43,812	35,416	5,712
Total current liabilities	28,995,105	41,612,370	6,711,672

Non-current liabilities:
Deferred revenues	—	2,919,475	470,883
Total non-current liabilities	—	2,919,475	470,883

Total liabilities	28,995,105	44,531,845	7,182,555

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.00002 par value, 100,000,000 shares authorized, 2,793,757 shares issued as of December 31, 2014 and June 30, 2015, and 2,731,718 and 2,735,392 shares outstanding as of December 31, 2014 and June 30, 2015, respectively.)	358	358	58
Additional paid-in capital	47,131,172	47,592,598	7,676,225
Statutory reserves	15,009	15,009	2,421
Treasury stock	(4)	(3)	(0)
Accumulated deficit	(9,272,343)	(10,492,975)	(1,692,415)
Accumulated other comprehensive loss	(376,125)	(402,709)	(64,953)
Total shareholder’s equity	37,498,067	36,712,278	5,921,336
Total liabilities and shareholders’ equity	66,493,172	81,244,123	13,103,891

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Non-GAAP Net Loss Per ADS

(In thousands, except per share data)

	For the three months ended
	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	USD
Net revenues
Online direct sales	27,018,303	42,616,447	6,873,621
Services and others	1,594,547	3,312,240	534,232
Total net revenues	28,612,850	45,928,687	7,407,853

Operating expenses (1)(2)
Cost of revenues	(25,457,621)	(40,019,182)	(6,454,707)
Fulfillment	(2,001,753)	(3,252,010)	(524,518)
Marketing	(1,066,020)	(1,981,922)	(319,665)
Technology and content	(419,990)	(784,621)	(126,552)
General and administrative	(455,411)	(614,092)	(99,047)
Total operating expenses	(29,400,795)	(46,651,827)	(7,524,489)
Loss from operations	(787,945)	(723,140)	(116,636)
Other income/(expenses)
Interest income	154,912	98,261	15,849
Interest expense	(8,302)	(3,273)	(528)
Others, net	59,169	115,661	18,655
Loss before tax	(582,166)	(512,491)	(82,660)
Income tax expenses	(364)	2,069	334
Net loss	(582,530)	(510,422)	(82,326)
Preferred shares redemption value accretion	(6,463,766)	—	—
Net loss attributable to holders of permanent equity securities	(7,046,296)	(510,422)	(82,326)

Non-GAAP net loss	(11,839)	(15,714)	(2,535)

Net loss per share:
Basic	(2.93)	(0.19)	(0.03)
Diluted	(2.93)	(0.19)	(0.03)
Net loss per ADS:
Basic	(5.86)	(0.37)	(0.06)
Diluted	(5.86)	(0.37)	(0.06)
Non-GAAP net loss per ADS:
Basic	(0.01)	(0.01)	(0.00)
Diluted	(0.01)	(0.01)	(0.00)

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Non-GAAP Net Income Per ADS

(In thousands, except per share data)

	For the three months ended
	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	USD
Weighted average shares of permanent equity securities used in computation of earnings per share:
Basic	2,405,564	2,735,186	2,735,186
Diluted	2,405,564	2,735,186	2,735,186

(1) Includes share-based compensation expenses as follows:
Fulfillment	(33,695)	(49,708)	(8,017)
Marketing	(4,671)	(12,572)	(2,028)
Technology and content	(17,122)	(59,182)	(9,545)
General and administrative	(153,442)	(139,895)	(22,564)

(2) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(5,589)	(5,579)	(900)
Marketing	(305,796)	(304,571)	(49,124)
Technology and content	(5,425)	(5,906)	(953)
General and administrative	(44,951)	(44,771)	(7,221)

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In thousands)

	For the three months ended
	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	USD
Net cash provided by/(used in) operating activities	(78,507)	737,448	118,943
Net cash provided by/(used in) investing activities	(3,158,370)	770,978	124,351
Net cash provided by financing activities	17,486,771	1,341,410	216,356
Effect of exchange rate changes on cash and cash equivalents	(51,753)	6,580	1,062
Net increase in cash and cash equivalents	14,198,141	2,856,416	460,712
Cash and cash equivalents at beginning of period	13,337,835	14,680,367	2,367,801
Cash and cash equivalents at end of period	27,535,976	17,536,783	2,828,513

JD.com, Inc.

Selected Operating Data

	For the three months ended
	June 30, 2014	June 30, 2015

Annual active customer accounts(1) (in millions)	68.5	118.0
Orders fulfilled(2) (in millions)	163.7	305.6
GMV(3) (in RMB billions)	63.0	114.5

(1) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces, which include Paipai.com since the third quarter of 2014.

(2) Orders fulfilled are defined as the total number of orders delivered, including the orders for products and services sold in our online direct sales business and on our online marketplace, net of orders returned.

(3) GMV is defined as the total value of all orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on our website and mobile applications as well as orders placed on third-party mobile applications that are fulfilled by us or third-party merchants who are enabled by our marketplaces. Our calculation of GMV includes shipping charges paid by buyers to sellers and excludes any transactions in our B2C business with order value exceeding RMB2,000 that are not ultimately sold or delivered and products or services on our C2C marketplace, Paipai.com, with list prices above RMB100,000 as well as transactions conducted by buyers on Paipai who make purchases exceeding RMB1,000,000 in the aggregate in a single day.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	USD
General and administrative expenses	(455,411)	(614,092)	(99,047)
Add: Share-based compensation	153,442	139,895	22,564
Add: Amortization of intangible assets resulting from assets and business acquisitions	44,951	44,771	7,221
Non-GAAP general and administrative expenses	(257,018)	(429,426)	(69,262)

Loss from operations	(787,945)	(723,140)	(116,636)
Add: Depreciation and amortization	474,580	643,832	103,844
Add: Share-based compensation	208,930	261,357	42,154
Less: Recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees	—	(145,724)	(23,504)
Non-GAAP EBITDA/(EBITDA loss)	(104,435)	36,325	5,858

Total net revenues	28,612,850	45,928,687	7,407,853

Non-GAAP EBITDA margin	-0.4%	0.1%	0.1%

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	USD

Net loss	(582,530)	(510,422)	(82,326)
Add: Share-based compensation	208,930	261,357	42,154
Add: Amortization of intangible assets resulting from assets and business acquisitions	361,761	360,827	58,198
Less: Recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees	—	(145,724)	(23,504)
Add: Reconciling items on the share of equity method investments*	—	18,248	2,943
Non-GAAP net loss	(11,839)	(15,714)	(2,535)

Total net revenues	28,612,850	45,928,687	7,407,853

Non-GAAP net margin	-0.04%	-0.03%	-0.03%

*Reconciliation of JD’S Share of Equity Investments’ GAAP to Non-GAAP Results

(In thousands)

	For the three months ended
	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	USD

Earning from equity method investments, net**	—	(27,718)	(4,471)
Add: Share of amortization of equity investments’ intangibles not on their books	—	12,121	1,955
Add: Share-based compensation	—	5,441	878
Add: Amortization of intangible assets resulting from assets and business acquisitions	—	686	110
Non-GAAP earning from equity method investments	—	(9,470)	(1,528)

** Earning from equity method investments is recorded one quarter in arrears.